EXHIBIT 99.1

FUXING CHINA GROUP LIMITED

(Incorporated in Bermuda)

(Company Registration No.: 38973)

PROPOSED PLACEMENT OF UP TO 3,000,000 NEW ORDINARY SHARES IN THE CAPITAL OF THE COMPANY AT THE PLACEMENT PRICE OF S$0.415

– COMPLETION OF THE PROPOSED PLACEMENT UNDER THE PLACEMENT AGREEMENT

– ALLOTMENT AND ISSUE OF THE PLACEMENT SHARES

1.	INTRODUCTION

1.1.	The board of directors (the “Board” or the “Directors”) of Fuxing China Group Limited (the “Company”, together with the subsidiaries, the “Group”) refers to the Company’s announcements dated:

(a)

5 November 2025 (the “Placement Announcement”) in relation to, among others, the entry into a placement agreement with SAC Capital Private Limited (the “Placement Agent”) (the “Placement Agreement”), for the placement of up to 3,000,000 fully paid-up new ordinary shares in the capital of the Company (the “Placement Shares”) at an issue price of S$0.415 for each Placement Share (the “Placement Price”), amounting to an aggregate consideration of up to S$1,245,000 (the “Proposed Placement”); and

(b)	11 November 2025 in relation to the receipt of the approval in-principle from the SGX-ST for the listing and quotation of the Placement Shares on the Mainboard of the SGX-ST.

1.2.	Unless otherwise defined, capitalised terms used but not defined in this announcement shall have the meanings as ascribed to them in the Placement Announcement.

2.	COMPLETION

2.1.	The Company is pleased to announce that:

(a)	the conditions to the approval in-principle from the SGX-ST in respect of the Proposed Placement have been fulfilled; and

(b)

the Company had completed the Proposed Placement in accordance with the Placement Agreement and in connection therewith, the Company has allotted and issued 3,000,000 Placement Shares at a placement price of S$0.415 per Placement Share to the subscribers (the "Completion").

2.2.

The Placement Shares are issued free from all claims, pledges, mortgages, charges, liens and encumbrances and shall rank in all respects pari passu with all existing issued Shares at the time of Completion except that the Placement Shares will not rank for any dividends, rights, allotments or other distributions, the Record Date for which falls on or before the Completion Date. For purposes of this paragraph, “Record Date” means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

2.3.

The 3,000,000 Placement Shares are expected to be listed and quoted on the Mainboard of the SGX-ST on or around 13 November 2025 and trading of the 3,000,000 Placement Shares is expected to commence with effect from 9.00 a.m. on the same date.

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3.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information given in this announcement and confirm after making all reasonable enquiries, that to the best of their knowledge and belief, this announcement constitutes full and true disclosure of all material facts about the Proposed Placement and the Company and its subsidiaries, and the Directors are not aware of any facts the omission of which would make any statement in this announcement misleading. Where information in this announcement has been extracted from published or otherwise publicly available sources or obtained from a named source, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from those sources and/or reproduced in this announcement in its proper form and context.

4.	CAUTIONARY STATEMENT

Shareholders and other investors are reminded to exercise caution while dealing in the Shares. In the event that Shareholders and other investors are in doubt when dealing in the Shares, they should consult their stockbrokers, bank managers, solicitors, accounts or other professional advisers.

FOR AND ON BEHALF OF THE BOARD

Hong Qing Liang

Executive Chairman

12 November 2025

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